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                         May 17, 2024

       Bobby D. Riley
       Chief Executive Officer
       Riley Exploration Permian, Inc.
       29 E. Reno Avenue, Suite 500
       Oklahoma City, OK 73104

                                                        Re: Riley Exploration
Permian, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-279327

       Dear Bobby D. Riley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anuja
Majmudar at 202-551-3844 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Amy Curtis